July 8, 2010
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: John Hartz, Senior Assistant Chief Accountant

Re:	Gibraltar Industries, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
File No. 0-22462
Dear Mr. Hartz:
     We are submitting this letter in response to your letter dated June 8, 2010 addressed to me as Senior Vice President and Chief Financial Officer of Gibraltar Industries, Inc. (“Company”). For your convenience the Staff’s comments are set forth in bold italics followed by our responses.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009
MD&A. Results of Operations, page 27
l.	Please revise future annual and quarterly filings to quantify the impact that changes in volumes sold, selling prices, and product mix had on net sales during each period presented.
Response
In future annual and quarterly filings, the Company will quantify the impact that changes in volumes sold, selling prices, and product mix had on net sales during each period presented.
Note 5. Goodwill and Related Intangible Assets. page 59
2.	We note that the remaining balance of goodwill and indefinite-lived intangible assets represent 44% of total assets and 82% of total equity at December 31, 2009 and 48% of total assets and 85% of total equity at March 31, 2010. We also note that during significant portions of these periods, as well as currently, your market capitalization was and is significantly below your net book value based on quoted prices of your common stock. Please explain to us how you determined the significant assumptions underlying your impairment analyses are reasonable and appropriate. Also, please provide us a comprehensive explanation and reconciliation of the total estimated fair values of your reporting units and your current market capitalization, including factors, such as a control premium, that support the reasonableness of the fair value estimates in your most recent impairment analyses.
Response
The Company tests goodwill for impairment on an annual basis as of October 31 and at interim dates when indicators of impairment are present. The most recent impairment analysis was completed as of October 31, 2009. As a result of the October 31, 2009 impairment test, the Company recognized a goodwill impairment charge of $33.5 million for the three months ended December 31, 2009 and recognized $59.0 million of goodwill impairment charges for the year ended December 31, 2009.

The significant assumptions underlying the Company’s October 31, 2009 impairment analysis included significant assumptions in both steps one and two of the impairment test. To estimate the fair value of the reporting units as a part of step one of the impairment test, the Company used two valuation techniques: an income approach and a market approach. The income approach included a discounted cash flow model relying on significant assumptions consisting of revenue growth rates and profit margins based on internal forecasts, terminal value, and the weighted average cost of capital (“WACC”) used to discount future cash flows. The market approach consisted of applying an Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) multiple to the forecasted EBITDA to be generated in 2009 and 2010. The market approach also relied on significant assumptions consisting of revenue growth rates and profit margins based on internal forecasts and the EBITDA multiple selected from an analysis of peer companies.
We analyzed third party forecasts of housing starts and other macroeconomic indicators that impact the Company’s reporting units to provide a reasonable estimate of revenue growth in future periods as economic activity improves from historic low levels to more historic averages. The analysis consisted of comparing historical revenue trends for each reporting unit relative to their correlation between macroeconomic trends as a means of estimating revenues in the long term. We forecasted profit margins for each reporting unit based on our understanding of the business, our understanding of historical material price trends and other cost trends, and an analysis of each reporting unit’s past operating profit margins. The terminal value was estimated based on forecasted future cash flows in the terminal period and an assumption of cash flow growth equal to estimated long term gross domestic product growth. The WACC and EBITDA multiples were estimated based on an analysis of peer companies that we believe to be representative of market participants in the merger and acquisition market where business combinations take place involving assets similar to our reporting units. The estimated WACC was established from a standard valuation method, the capital asset pricing model, based on readily available and current market data of the peer companies. The estimated EBITDA multiple was established by analyzing each peer companies’ total invested capital in proportion to EBITDA derived from each peer companies’ most recently reported earnings. The peer companies identified included Beacon Roofing Supply, BlueLinx Holdings, Builders FirstSource, Griffon Corporation, Masco Corporation, NCI Building Systems, Reliance Steel, and Worthington Industries. We adjusted the WACC and EBITDA multiples up or down judgmentally based upon our assessment of each reporting unit’s risk of achieving its forecasts with consideration given to how each reporting unit has performed historically compared to its forecasts. Based on the analyses described above and in consideration of our market capitalization reconciliation further discussed below, we concluded the assumptions underlying step one of our impairment analysis were reasonable and appropriate.
Step two of the impairment analysis involved estimating the implied fair value of goodwill by allocating the fair value of each reporting unit to its assets and liabilities other than goodwill and comparing the implied fair value of goodwill to its carrying value. The step two analyses relied on a number of significant assumptions to determine the fair value of inventory; property, plant, and equipment; and intangible assets for each reporting unit. The significant assumptions used in the determination of the fair value of inventory included the determination of the market value of raw materials, the estimated costs to complete work-in-process inventory, and the estimated selling prices for finished goods inventories. The assumptions we employed in determining the fair values of these inventory components were based primarily on historical gross margins and selling costs generated by the reporting units and we believe this to be a reasonable basis for estimating the fair value of inventories as of the impairment test date. The fair value of property, plant, and equipment was determined using standard valuation methodologies including market and cost approaches. These valuations were based on market data gathered for similar assets sold in the markets in which the reporting units’ property, plant, and equipment are located and based on the highest and best use from a market participant perspective. Third party appraisals were commissioned where appropriate to assist in estimating the fair value of the reporting units’ property, plant, and equipment. The overall condition and age of the assets, current replacement cost, current market demand for the assets, and other factors were considered in the determination of the fair value of the assets. The fair value of intangible assets was also determined using standard valuation methodologies including the “relief-from-royalty” method and “excess earnings” method. These methods primarily employed the use of future cash flows to determine the fair value of the applicable intangible assets. The future cash flows used to determine the fair vales of these intangible assets were derived from step one of the goodwill impairment analysis as described above. The discount rate used in the valuation of intangible assets was derived from the WACC used in step one of the goodwill impairment analysis. Based on the analysis described above, we concluded the assumptions underlying step two of our impairment analysis were reasonable and appropriate.

In addition to the analyses described above, we performed a reconciliation of the total estimated fair values of the reporting units to our market capitalization as of October 31, 2009 to support the reasonableness of the fair value estimates used in our October 31, 2009 impairment analysis. The following calculation provides this reconciliation and the resulting control premium determined as of our October 31, 2009 impairment analysis (in thousands):

	Fair Value Per The
	October 31, 2009	Estimated Market
	Impairment Analysis	Capitalization
Estimated Fair Value of Reporting Units	$677,926
Less: Net Debt as of October 31, 2009	(245,383)

Shares Outstanding as of October 31, 2009		30,140
Average Stock Price from October 26, 2009 to November 9, 2009		$12.36

Value of Equity	$432,543	$372,530

Control Premium			16%

Although the Company’s book value of equity exceeds its market capitalization, we deemed the control premium as of the October 31, 2009 impairment analysis to be reasonable based upon recent comparable transactions to acquire the control of similar businesses in our industry. Accordingly, we concluded the estimated fair value of each reporting unit was reasonably estimated.
When preparing our interim consolidated financial statements on a quarterly basis, we consider whether indicators of impairment exist, including consideration of the Company’s book value of equity exceeding its market capitalization. Since our October 31, 2009 impairment analysis, our stock price appreciated and the average stock price for the two months ended December 31, 2009 and the three months ended March 31, 2010 both exceeded the average stock price used in the analysis above. Additionally, we noted no events or circumstances that occurred between October 31, 2009 and March 31, 2010 that would more-likely-than-not reduce the fair value of our reporting units below their carrying values. Accordingly, we concluded at the end of each of these periods that no new indicators of impairment existed and, therefore, no interim impairment analyses were necessary at December 31, 2009 or March 31, 2010.
Note 20. Subsequent Event. page 80
3.	We note that the sale of your Processed Metal Products segment was part of an ongoing strategic plan. Please tell us the specific events and circumstances that led to the sale of this segment. Please also explain to us why this segment did not meet the criteria of a discontinued operation as of December 31, 2009.
Response
The Company’s ongoing strategic plan is to grow its building products business, and as a part of this strategic plan, we have divested businesses that do not fit our long-term growth objective. However, as of December 31, 2009, we did not have a Board approved plan to divest of the assets of our Processed Metal Products segment. The following chronology describes how the transaction to sell this segment was completed. The Company received an executed letter of intent from the potential buyer on November 9, 2009 and received an initial draft of a sale agreement on December 4, 2009. On December 21, 2009, the Company sent a mark-up of the draft to the prospective buyer. As of December 31, 2009, the parties had not discussed, let alone negotiated, settlements of the many differences (economic and non-economic) identified by the Company’s management in the December 21, 2009 mark-up. Additionally, the Company had not received approval for the proposed transaction from the Board of Directors as required by the Company’s financial policies and procedures and customary Company practice for a transaction of this nature. Thus, as of December 31, 2009, many key aspects of the proposed sale still needed to be negotiated and completed.

On January 14, 2010, the parties met face-to-face for the first time to negotiate settlements of the then-most-significant contract differences (economic and non-economic) including the purchase price, the amounts and term of indemnifications, liabilities to be assumed, assets to be sold, and the terms and compensation for post-closing services to be provided by both parties. On January 21, 2010, Gibraltar’s Board of Directors met and approved the proposed transaction. After January 21, 2010, critical due diligence still needed to be satisfactorily completed. Because the prospective buyer was a direct competitor, we had intentionally delayed providing the prospective buyer with specific customer contracts, customer-specific pricing, purchasing contracts, and supplier costs until after we had a signed contract. On Friday, January 29, 2010, we were still uncertain of closing on the transaction because of the remaining major differences with non-compete limitations sought by the buyer, and our tight thresholds for the prospective buyer to walk away from the deal after reviewing the specific customer contracts, customer-specific pricing, purchasing contracts, and supplier costs. At the end of January 29, 2010, the parties agreed on the non-compete provisions and the thresholds outside of which the buyer could walk away from the transaction after reviewing the customer and purchasing contracts. On January 30, 2010, the prospective buyer was given access to the final due diligence materials involving specific customer contracts, customer-specific pricing, purchasing contracts, and supplier costs, and later that day, decided the information was acceptable and was willing to close.
As the chronology above suggests, there was a great amount of uncertainty as to closing on the sale of the segment’s assets. And, as of December 31, 2009, we had just begun the preliminary steps to negotiate the critical transaction details and did not have a significant amount of certainty that the transaction would close. Additionally, if the sale of the segment’s assets to the prospective buyer was not completed, management, with the Board of Director’s concurrence, intended to continue operating the segment’s business for the indefinite future.
We considered the requirements of paragraph 360-10-45-9 of the Financial Accounting Standards Board’s Accounting Standards Codification to determine whether the Processed Metal Products segment was a disposal group that met the “held-for-sale” criteria. The points below summarize the requirements that all must be met to classify a disposal group as “held-for-sale”:
1.	Management, having the authority to approve the action, commits to a plan to sell the disposal group.

2.	The disposal group is available for immediate sale in its present condition subject only to the terms that are usual and customary for sales of disposal groups.

3.	An active program to locate a buyer and other actions required to complete the plan to sell the disposal group have been initiated.

4.	The sale of the disposal group is probable, and transfer of the disposal group is expected to qualify for recognition as a completed sale, within one year, with several exceptions.

5.	The disposal group is being actively marketed for sale at a price that is reasonable in relation to its current fair value.

6.	Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.
We concluded that the transaction to sell the Processed Metal Products segment did not meet all of these requirements as of December 31, 2009. Management did not have the authority to approve the sale of the segment as the Board of Directors had not approved this transaction prior to December 31, 2009. In addition, we concluded that the sale of the segment was not probable to be completed within one year from December 31, 2009 due to may yet-to-be-resolved significant terms of the transaction that neither party had come to agreement on as of December 31, 2009, and management’s intention to continue operating this segment if the proposed sale transaction was not completed. Accordingly, we determined that the Processed Metal Products segment did not qualify as a disposal group held for sale as of December 31, 2009, and therefore, the segment was not identified as a discontinued operation.

Item 9A. Controls and Procedures, page 90
4.	We note your management’s conclusion regarding the effectiveness of your disclosure controls and procedures, which appears to be based on the definition in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. As stated, however, your description does not fully conform to the definition set forth in those rules. In this regard, we note that your description does not indicate that your disclosure controls and procedures are designed to ensure that information you are required to disclose in reports that you file or submit under the Exchange Act is recorded, process, summarized and reported, within the time periods specified by our rules and forms, and includes, without limitation, controls and procedures designed to ensure that information required to be disclosed in such reports is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Please confirm this to us and revise accordingly in future filings. Alternatively, you may simply state in future filings that your certifying officers concluded that your disclosure controls and procedures were effective on the applicable dates.
Response
In future filings the Company’s executive officers making conclusions concerning the effectiveness of the Company’s disclosure controls and procedures will conclude whether they are “effective” or “ineffective” without defining those disclosure controls and procedures. In addition, the Company hereby confirms to the Staff that the Company’s Chief Executive Officer, Chief Operating Officer, and Chief Financial Officer concluded that our disclosure controls and procedures are effective to ensure that the information required to be disclosed by the Company in reports that we file or submit under the Exchange Act is accumulated and communicated to management, including the Chief Executive Officer, Chief Operating Officer, and Chief Financial Officer as appropriate to allow timely decisions regarding required disclosure.
5.	We note your statement that your disclosure controls and procedures are designed to provide “reasonable assurance,” Please confirm to us, and revise accordingly in future filings, that your disclosure controls and procedures are effective at the reasonable assurance level as well. Alternatively, please remove the reference to the level of assurance of your disclosure controls and procedures.
Response
In future filings, the Company will not define the disclosure controls and procedures and, consequently, there will be no reference to “reasonable assurance.”
Item 15. Exhibits and Financial Statement Schedules, page 93
6.	It appears that you have omitted the schedules and exhibits referenced in your Third Amended and Restated Credit Agreement dated July 24, 2009, and the schedules referenced in Amendment No. 1 to the Third Amended and Restated Credit Agreement dated January 29, 2010. Please file with your next periodic or current report, complete copies of these agreements, including all schedules and exhibits referenced therein. See Item 601(b)(10) of Regulation S-K.
Response
The Company will file complete copies of these agreements, including all schedules and exhibits referenced therein, with confidential and proprietary information such as bank account numbers redacted, in our next periodic or current report.

Exhibits 31.1. 31.2. and 31.3
7.	In future filings, please file your certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K, without modifying the text in paragraphs 4, 4(d), and 5. Please also comply with this comment in your future quarterly reports on Form 10-Q.
Response
In future annual and quarterly filings, the Company’s certifying officers will file certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K.
DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A
Compensation Discussion and Analysis, page 9
8.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.
Response
Item 402(s) of Regulation S-K requires a registrant to discuss its policies and practices of compensating its employees, including non-executive officers, as they relate to risk management practices and risk-taking incentives. Regulation S-K requires disclosure when risks arising from the registrant’s compensation policies and practices for its employees are reasonably likely to have a material adverse effect on the registrant and provides examples of situations that may trigger disclosure which include compensation policies and practices: at business units that carry a significant portion of the registrant’s risk profile, at business units that is significantly more profitable than others within the registrant, at business units where compensation expense is a significant portion of revenues, and that vary significantly from the overall risk and reward structure of the registrant. The Company recognizes that situations requiring disclosure will vary depending on the particular registrant and compensation policies and practices.
As described in the Compensation Discussion and Analysis section of the Definitive Proxy Statement on Schedule 14A, the three primary elements of our management compensation program are annual base salary, annual incentive compensation awards, and long term incentive compensation awards. The primary elements of management compensation are consistent for all of the Company’s management employees.
Our annual incentive compensation awards are determined by the terms of our management incentive compensation plan (“MICP”). The MICP is designed to reward management employees based on the degree to which specifically identified and quantifiable performance goals have been achieved. Each of these specifically identified performance goals is then assigned a weighting percentage (with total weighting percentages for all performance goals being equal to 100%) as a means of assigning a relative value to each performance goal. The weighting of our MICP performance goals is designed to direct the focus of management to a strategy which favors profit and cost reduction over revenue increases.
In our analysis of our compensation policies and practices, we observed the following:
1.	The structure of our compensation program is the same for all of our business units. Furthermore, the nature or our business is such that we do not have any business units which are significantly more profitable than other business units nor do we have business units which have significantly more risk than other business units. Finally, we do not have any business units at which compensation represents a significant portion of the Company’s revenues.

2.	The nature of our business and source of our revenues generally does not include the entry into transactions which expose the Company to risks uncommon to a business that participates in our industry. We are a manufacturing company whose revenues are primarily derived from sales of products to distributors and retailers. Our business is subject to general economic risks and, as a result, our revenues and income have suffered from the economic downturn which began in 2008. Our strategic risks arise from the introduction of new product lines, the entry into new geographic markets, and our ability to respond to competitive market conditions. All of these risks are addressed by the Company’s risk management practices which include the following policies. Our borrowings are used to fund acquisitions and operations. We do not make large investments unless we control the operations of the entity in which we invest and, except for hedging transactions which we use to manage interest rate risk, we do not invest in derivative instruments. Accordingly, we do not believe that our business operations involve the type of speculative, high risk transactions that expose the Company to losses which would have a material adverse effect. As a consequence, management actively manages risks which the Company routinely faces through the policies identified above and other risk management practices aligned to protecting shareholder value.

3.	We designed our MICP performance goals and weighting to emphasize operational efficiency and working capital management, and to a lessor degree, sales growth. This is evidenced by the weighting assigned to our MICP performance goals, which were forty percent (40%) to net income as a percentage of net sales, forty percent (40%) to days of working capital, and twenty percent (20%) to sales growth. We believe these performance goals and relative weighting are appropriately balanced to incentivize tight control over expenses together with stable growth. We believe that our MICP performance goals and weighting do not encourage the adoption or implementation of high risk policies and practices, rather they encourage management to take actions that ultimately benefit the Company’s shareholders without unduly taking on additional risks.

4.	Payments to management employees under our long term incentive compensation program awards are based on the value of the Company’s common stock. We believe that by linking the long term portion of our management employee compensation to increased stock price over time, we have aligned the interests of our management with the interests of our shareholders and have encouraged the adoption of policies and practices which favor long term rather than short term growth. We further believe that our internal management controls and our internal controls over financial reporting are sufficient to act as a deterrent to unethical conduct which might produce short term increases in our Company’s stock price and to enable the Company to promptly discover unethical conduct which might occur and take appropriate disciplinary action.
Based on the foregoing, we concluded that our compensation program encourages prudent risk management practices, does not incentivize risk taking activities, and does not encourage our management employees to implement policies or engage in practices which, if such polices or practices failed to achieve their desired results, would be reasonably likely to have a material adverse effect on the Company. As a result, we concluded that disclosure in response to Item 402(s) of Regulation S-K was not necessary. This conclusion was determined by management after consulting with outside legal counsel and disclosing the basis of our conclusion to the Company’s Board of Directors.
Overview, page 9
9.	It appears that your compensation committee benchmarks elements of your executive compensation against amounts paid by your peer group of companies to their executives. In future filings, please identify each benchmark and indicate where actual compensation amounts fell relative to targeted amounts. See Item 402(b)(2)(xiv) of Regulation S-K.
Response
In future filings, the Company will identify each benchmark and indicate where actual compensation amounts fell relative to targeted amounts.

10.	We note your disclosure in the second paragraph on page 11. In future filings, please clarify how you determine the precise number of performance share units to award each named executive officer in the event your total shareholder return exceeds or falls short of the median total shareholder return of your peer group of companies.
Response
In future filings, the Company will clarify how it determines the precise number of performance share units to award to each named executive officer in the event total shareholder return exceeds or falls short of the median total shareholder return of the Company’s peer group of companies.
Elements of Our Compensation Program, page 11
Long-term Equity Incentive Plan, page 14
11.	We note that the restricted stock units awarded to Mr. Kornbrekke vest in only one year, whereas the restricted stock units awarded to your other named executive officers vest equally over a four-year period. With a view toward disclosure in future filings, please explain why you applied a different vesting schedule to Mr. Kornbrekke’s RSU award. For instance, clarify whether this vesting schedule was meant to serve the same function as the grant of additional restricted stock units.
Response
The vesting conditions which apply to restricted stock units granted to the named executive officers under the Company’s long term incentive plan are designed to reward executives for continuing their employment with the Company and for implementing policies and practices which increase the value of the Company’s common stock over a significant period of time. In August 2007, the Company and Mr. Kornbrekke entered into an employment agreement which, among many other features, permitted Mr. Kornbrekke to retire from employment at age sixty five. Mr. Kornbrekke reached the age of sixty five in November 2009. Since Mr. Kornbrekke’s employment agreement with the Company permits him to retire at or after he attains age sixty five, it was determined that the portion of his long term incentive compensation that vests solely on the passage of time should not be conditioned on the employment by Mr. Kornbrekke beyond the date he is contractually permitted to retire. It was further determined that it would not be appropriate to reduce Mr. Kornbrekke’s compensation for the sole reason that Mr. Kornbrekke was nearing his retirement age. Thus, in the case of Mr. Kornbrekke who was the only named executive officer near his retirement age, the length of the vesting schedule has been reduced to ensure all awards vest by the time he reached the permitted retirement age as described in the employment agreement. Although the vesting schedule has been reduced for Mr. Kornbrekke, the award of restricted stock units serves the same function as the compensation provided to the other named executive officers. In future filings, we will disclose the reasons a different vesting schedule was applied to Mr. Kornbrekke’s restricted stock unit awards.
Certain Relationships and Related Transactions, page 37
12.	We note that it is your policy and procedure to obtain approval for transactions and business relationships with any director, nominee for director, executive officer, or any family member of a director, nominee for director or executive officer from the Nominating and Corporate Governance Committee. In future filings, please discuss the standards to be applied pursuant to such policies and procedures. See item 404(b)(1)(ii) of Regulation S-K.
Response
In future filings the Company will discuss the standards to be applied to its policy and procedure for approval by the Nominating and Corporate Governance Committee of transactions and business relationships with any director, nominee for director, executive officer, or any family member of any director, nominee for director or executive officer of the Company.

In connection with responding to your comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We trust that the foregoing fully responds to the Staff’s comments. Please contact me if you require additional information.
Respectfully submitted,

/s/ Kenneth W. Smith Kenneth W. Smith
Senior Vice President and Chief Financial Officer